October 28, 2009
VIA EDGAR AND FACSIMILE TRANSMISSION
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:	Sanderson Farms, Inc., File No. 001-14977
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 16, 2009
Dear Mr. Shenk:
     We respond to your letter dated October 2, 2009 that sets forth the staff’s comments on the referenced reports. Our responses are numbered according to your letter. Where the staff has requested that we provide a copy of our proposed expanded disclosure, we have revised the relevant sections of the referenced reports and provided the revised disclosure, marked to show changes, in exhibits to this letter. We understand that you are not requesting that we amend our past reports, but that we include revised disclosures in our future filings to address your comments. The attached exhibits reflect those revised disclosures.
Form 10-K for the Fiscal Year Ended October 31, 2008
1.	Selected Financial Data
     The opening of our Waco plant and the live inventory write-down during our 2008 fiscal year are just two of the many factors that affected the comparability of the information in the Company’s selected financial data. These and other factors are discussed in detail in the Management’s Discussion and Analysis (“MD&A”) section of the 10-K. In future filings, the Company will add to the selected financial data a cross-reference to that discussion in the MD&A, and, where we conclude that significant non-recurring events may have had a material impact in a given period, the Company will specifically enumerate those factors in the cross-reference.
2.	Results of Operations
     The cost of feed grains and the volume of poultry products sold are the two most important factors that impact our cost of sales each fiscal period. Other factors, including labor costs, the size of our work force and depreciation expense, among others, do indeed impact our cost of sales, but none of those other factors changes materially from one period to the next. Each reporting period, we carefully analyze all of the components of our cost of sales compared to amounts in the previous fiscal years and quarters, as well as the cost per pound of poultry sold for each category. The cost per pound does not vary materially from quarter to quarter and therefore we do not believe any other factors affecting our costs of sales warrant additional discussion at this time. However, we will continue to analyze the components of our cost of sales each period and will disclose in future filings any and all additional factors affecting cost of sales if we conclude they have become material or differ materially from prior periods. Where appropriate, we will also consider a tabular presentation of major components of cost of sales in the event we believe the comparability of components has changed materially from period to period. Also, in periods where we believe the components of cost of sales other than those specifically discussed in the results of operations section have not materially affected the comparability of the periods presented, we will include a sentence stating such.
3.	Liquidity and Capital Resources
     Please see Exhibit A to this letter for revised disclosure reflecting the staff’s comments.
4.	Notes to Consolidated Financial Statements (Revenue from External Customers by Product)
     In future filings, we will report revenues from external customers by each of our major product lines in the notes to our financial statements.
5.	Notes to Consolidated Financial Statements (Revenue from External Customers and Attributable to Foreign Countries)
     Nearly all of our customers are based in the United States, but some of our United States based customers resell frozen poultry products in the export markets. Because of our general knowledge about our customers’ business, we can estimate the amount of our sales that is attributable to products that are sold directly by us for export plus those that are ultimately resold by our U.S. based customers in the export markets. In future filings, we will report in the notes to our financial statements total revenue from external customers attributed to domestic sales and attributed to all foreign countries in total. Our estimates are based, in part, on our general knowledge of our customers’ businesses and of how distribution works in the poultry business. However, our customers do not in all cases report to us the percentage of our products that they resell to individual customers or in individual countries. Nevertheless, we are generally aware that the majority of our product that is exported is sold in the countries and regions listed in our 10-K. We have no reason to believe that the amount of our sales attributable to product resold in any single foreign country is material to the total sales reported in our income statement.
6.	Long-Term Credit Facilities and Debt, and Capital Lease Obligations
     We will, in future filings, include the disclosure set forth in Exhibit B.

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7.	Shareholder Rights Agreement
     We will include in the notes to our financial statements in future filings a statement that our shareholder rights agreement expired on May 4, 2009 and that there has been no impact on our shareholders related to the expiration other than the resulting expiration of their shareholder purchase rights under the agreement.
8.	Other Matters
     As of October 31, 2008, and continuing to date, the Company is not involved in any litigation that would have a material impact on its results of operations or financial condition. We note that Note 10 to our financial statements included in our 2008 Form 10-K and Note 7 to our financial statements included in our July 31, 2009 Form 10-Q contain a statement that litigation in which the Company is involved that is incidental to its business should not have a material effect on its financial condition or results. Indeed, all outstanding litigation matters in which the Company is a party are expected to be fully insured and therefore would not have a material impact on the Company even if the outcome of those cases were to be adverse to the Company.
     We recognize, however, that the last paragraph in Note 10 to the financial statements in the 10-K may give the reader the mistaken impression that there are other outstanding litigation matters that may be material but for which the Company is unable to estimate the possible loss. In fact, this disclosure is included to explain the methodology the Company would use if material litigation matters do arise. In future filings, we will clarify this disclosure, and, if the Company believes the likelihood of loss to be reasonably possible or probable, the Company will give an estimate of the possible loss or range of loss to the extent such estimate can be made in accordance with FIN 14.
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
9.	Condensed Consolidated Balance Sheets
     In future filings, we will provide in the notes to our financial statements details of any significant changes in accounts payable and accrued expenses from the most recently completed fiscal year.
10.	Liquidity and Capital Resources
     Our revolving credit facility limits our normal capital budget on an annual basis. However, this limitation excludes capital expenses related to our new Kinston, North Carolina facility, which is subject to a separate capital budget limitation in the facility of $145.5 million. We will revise our disclosure in future filings to clarify this point. The Company is unaware of any factors or uncertainties related to requirements of financial covenants or capital expenditure limitations that would restrict funding under its revolving credit facility for the Kinston complex or impact the timing for completion of the complex.

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Definitive Proxy Statement on Schedule 14A filed January 16, 2009
11.	Performance Shares
     The Company first awarded performance shares in November 2005. The performance period for those shares ended on October 31, 2008 without any of the minimum performance criteria having been met. Therefore, no performance shares have been earned to date by the Company’s executive officers. In addition, the Company does not expect that any performance shares granted in November 2006, for which the performance period will end on October 31, 2009, will be earned. In future filings, if performance shares have been earned, the Company will disclose the level of return on equity and return on sales actually achieved for the applicable performance period and explain how the levels were used to calculate the number of shares earned pursuant to the performance share agreements.
* * * * *
     Please let us know whether the Company’s response and its proposed revised disclosures are satisfactory to the staff.
     The Company acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filings;
     2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning our response, please contact me at (601) 649-4030 or our counsel, Maureen Brennan Gershanik, at (504) 586-5278.

Very truly yours, SANDERSON FARMS, INC.
By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee
Mr. Brian Rotolo, CPA, Ernst & Young LLP
Mr. Henry E. Chatham, Jr., Wise Carter Child & Caraway, P.A.
Mr. Louis Y. Fishman, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P.
Ms. Maureen Brennan Gershanik, Fishman Haygood Phelps Walmsley Willis &
Swanson, L.L.P.

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Exhibit A
Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
. . .
Liquidity and Capital Resources
The Company’s working capital at October 31, 2008 was $188.8 million and its current ratio was 3.4 to 1. The Company’s working capital and current ratio at October 31, 2007 was $128.0 million and 2.6 to 1. ~~Working capital increased~~ The Company’s principal sources of liquidity include cash from operations and borrowings under the Company’s $300.0 million revolving credit facility with nine banks. At October 31, 2008, the Company has $138.7 million available, if needed, under this revolving credit facility.
Cash flows provided by (used in) operating activities during fiscal 2008 and fiscal 2007 were ($55.5) and $99.2, respectively. The $8.7 million increase in depreciation and amortization during fiscal 2008 primarily resulted from depreciation on new assets placed in service at the Company’s new Waco, Texas complex, which began operations during the fourth quarter of fiscal 2007. During fiscal 2008, cost of feed grains increased and reached historically high levels. This increase in the cost of feed grains was not offset by a corresponding increase in the selling price of the Company’s poultry products, resulting in a net loss during fiscal 2008 of $43.1 million and an increase in refundable income taxes. The increase in deferred tax assets during fiscal 2008 primarily resulted from the Company’s lower of cost or market adjustment to live inventory values, as discussed above, which is not deductible for federal and state income taxes until the period realized. In addition, because of the higher costs of feed grains and additional units of inventory at the Company’s new complex in Waco, Texas, inventory values increased $17.8 million at October 31, 2008 as compared to October 31, 2007.
Cash flows provided by (used in) operating activities during fiscal 2007 and 2006 were $99.2 million as compared to ($7.9) million, respectively. Grain prices and market prices for poultry products were significantly higher during fiscal 2007 as compared to fiscal 2006. Additional units of product sold by the new complex in Waco, Texas and the higher average sales price of poultry products resulted in the increase in trade accounts receivable of $28.9 million. The increase in grain as well as the additional units of inventory at the Company’s new complex in Waco, Texas resulted in the increase in inventories of $22.8 million. The increase in accounts payable of $13.5 million resulted from the expansion at Waco, Texas and higher average cost of grain purchased and not paid at the end of fiscal 2007 as compared to the end of fiscal 2006. Accrued expenses and claims payable increased $10.7 million at the end of fiscal 2007 as compared to the end of fiscal 2006 primarily as a result of ~~increased income taxes receivable, current~~

~~deferred income taxes related to the live broiler inventory adjustment and inventories for the new Waco, Texas complex.~~the Company’s accrual under the Company’s Bonus Award Program.
Cash flows used in investing activities during fiscal 2008, 2007 and 2006 were $48.0, $113.3 and $81.6 million, respectively. During fiscal 2008, the Company spent approximately $48.8 million on planned capital projects, which includes $8.1 million ~~spent~~ to ~~buy~~acquire land for the new complex in Kinston, North Carolina. During fiscal 2007, the Company spent approximately $114.4 million on planned capital projects, which includes $88.2 million to complete construction of the Waco, Texas complex. Excluding the Kinston, North Carolina and Waco, Texas projects, the Company’s remaining capital expenditures during fiscal 2008 and 2007 of $40.7 million and $26.2 million, respectively, approximates depreciation expense and is reflective of the Company’s normal improvement and replacement requirements.
Cash flows provided by financing activities during fiscal 2008, 2007 and 2006 were $105.1, $9.4 and $62.2 million, respectively. Approximately $11.6 million and $10.3 million, respectively, were used for payment of dividends during fiscal 2008 and 2007, and reflect the Company’s normal dividend rate. The Company borrowed $116.3 million during fiscal 2008 under its revolving credit facility to fund the effects of higher grain costs on operating activities, the fiscal 2008 capital expenditures and payment of dividends.
The Company’s capital budget for fiscal 2009 is approximately $17.2 million and will be funded by cash on hand, internally generated working capital, cash flows from operations and, if needed, ~~borrowings~~borrowing under the Company’s revolving line of credit. The Company has $138.7 million available under the revolving line of credit at October, 31, 2008. The fiscal 2009 capital budget includes approximately $1.2 million in operating leases. Without operating leases, the Company’s capital budget for fiscal ~~2008~~2009 would be $16.0 million.
In the second quarter of fiscal 2006, the Company issued $50.0 million in unsecured debt in a private placement. The note carries a 6.12% interest rate that matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The note carries net worth, current ratio and debt to capitalization covenants comparable to that of the Company’s revolving credit facility.
On April 24, 2008, the Company announced that sites in Kinston, North Carolina had been selected for construction of a new feed mill, poultry processing plant and hatchery. These facilities will comprise a state-of-the-art poultry complex with the capacity to process 1.25 million birds per week for the retail chill pack market. At full capacity the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat at full production. On June 26, 2008, the Company announced that construction and start-up of the new Kinston, North Carolina complex would be placed on hold until such time that market fundamentals improve.

On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. The facility was amended on July 25, 2008 to set the capital budget limitations for fiscal 2008 at $60 million. As of October 31, 2008 the Company had borrowed $161.3 million under the revolving credit facility.
On October 9, 2008, the Company announced that it filed a Form S-3 “shelf” registration statement with the Securities and Exchange Commission to register for possible future sale ~~of~~ shares of the Company’s common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.
The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company’s ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company’s balance sheet, are critical considerations in any such evaluation.

Exhibit B
Form 10-K for the Fiscal Year Ended October 31, 2008

Item 8.	Financial Statements and Supplementary Data.
. . .
Sanderson Farms, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
. . .
5.	Long-Term credit facilities and debt, and capital lease obligations
. . .
On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. The facility was amended on July 25, 2008 to set the capital budget limitations for fiscal 2008 at $60 million. As of October 31, 2008 the Company had borrowed $161.3 million under the revolving credit facility. The Company has the option to borrow funds under the revolving line of credit based on the Prime interest rate or the Libor interest rate plus a spread ranging from 1.25% to 2.0%. The spread on Libor borrowings and the commitment fee for the unused balance of the revolving credit agreement are determined based upon the Company’s leverage ratio as follows:

Level	Leverage Ratio	Spread	Commitment Fee
1	< 25%	1.25%	0.15%
2	> = 25% and < 35%	1.50%	0.20%
3	> = 35% and < 45%	1.75%	0.20%
4	> = 45%	2.00%	0.25%
All of the Company’s outstanding draws totaling $161.3 million under the revolving credit facility at October 31, 2008 were based upon the Libor formula above.
. . .

B-1